Filed Pursuant to Rule 424(b)(3)
Registration no. 333-196916

PROSPECTUS

BRYN MAWR BANK CORPORATION

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

(610) 525-1700

73,947 shares of Common Stock,

par value $1.00 per share

We are offering a total of up to 73,947 shares of our common stock, par value $1.00 per share, which we refer to herein as the “Common Stock,” that are issuable to certain former employees and directors of Continental Bank Holdings, Inc., which we refer to herein as “CBH,” upon the exercise of outstanding stock options issued under the CBH’s Amended and Restated 2005 Stock Incentive Plan, which we refer to herein as the “Plan.” The exercise prices of the options range from $15.48 to $23.28 per share. We will receive the exercise price of the stock options if and when such stock options are exercised. See “Description of the Amended and Restated 2005 Stock Incentive Plan.”

Our Common Stock is traded on the NASDAQ Stock Market under the symbol “BMTC.”

Investing in our securities involves risk. You should refer to the section entitled “Risk Factors” beginning on page 1 of this prospectus, as well as the risk factors included in our periodic reports and other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is March 17, 2015

RISK FACTORS

An investment in our Common Stock involves risk. Before making an investment decision, you should carefully consider the risks described below and those set forth under “Risk Factors” in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors included in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in herein or incorporated by reference herein. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Increases in FDIC insurance premiums may adversely affect our earnings.

In response to the impact of economic conditions since 2008 on banks generally and on the FDIC deposit insurance fund, the FDIC changed its risk-based assessment system and increased base assessment rates. On November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years’ worth of premiums to replenish the depleted insurance fund. In February 2011, as required under the Dodd-Frank Act, the FDIC issued a ruling pursuant to which the assessment base against which FDIC assessments for deposit insurance are made will change. Instead of FDIC insurance assessments being based upon an insured bank’s deposits, FDIC insurance assessments are now generally based on an insured bank’s total average assets minus average tangible equity. With this change, we expect that our overall FDIC insurance cost will decline. However, a change in the risk categories applicable to our bank subsidiaries, further adjustments to base assessment rates and any special assessments could have a material adverse effect on us.

The Dodd-Frank Act also requires that the FDIC take steps necessary to increase the level of the Deposit Insurance Fund to 1.35% of total insured deposits by September 30, 2020. In October 2010, the FDIC adopted a Restoration Plan to achieve that goal. Certain elements of the Restoration Plan are left to future FDIC rulemaking, as are the potential for increases to the assessment rates, which may become necessary to achieve the targeted level of the DIF. Future FDIC rulemaking in this regard may have a material adverse effect on us.

Federal Home Loan Bank of Pittsburgh continues to monitor its financial performance.

On February 19, 2015, the FHLB declared a dividend equal to 4.00% annualized and a special dividend of 2.50%, payable to each stockholder based on their average stock for the full year of 2014. In addition, the FHLB continues to repurchase excess capital stock from member banks. The FHLB continues to monitor its financial performance, retained earnings and other relevant information as a basis for determining future dividends and excess capital repurchases. As of December 31, 2014, the Corporation held $11.5 million of FHLB capital stock.

The steadiness of other financial institutions could have detrimental effects on our routine funding transactions.

Routine funding transactions may be adversely affected by the actions and soundness of other financial institutions. Financial service institutions are interrelated as a result of trading, clearing, lending, borrowing or other relationships. Transactions are executed on a daily basis with different industries and counterparties, and routinely executed with counterparties in the financial services industry. As a result, a rumor, default or failures within the financial services industry could lead to market-wide liquidity problems which in turn could materially impact our financial condition.

Financial turmoil may increase our other-than-temporary-impairment (“OTTI”) charges.

If we incur OTTI charges that result in its falling below the “well capitalized” regulatory requirement, we may need to raise additional capital.

We may need to raise additional capital in the future and such capital may not be available when needed or at all.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations and may need to raise additional capital in the future to provide us with sufficient capital resources to meet our regulatory and business needs. We cannot assure you that such capital will be available to us on acceptable terms or at all. If we are unable to generate sufficient additional capital though its earnings, or other sources, it would be necessary to slow earning asset growth and or pass up possible acquisition opportunities, which may result in a reduction of future net income growth. Further, an inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.

If sufficient wholesale funding to support earning asset growth is unavailable, our net income may decrease.

We recognize the need to grow both wholesale and non-wholesale funding sources to support earning asset growth and to provide appropriate liquidity. Our asset growth over the past few years has been funded with various forms of wholesale funding which is defined as wholesale deposits (primarily certificates of deposit) and borrowed funds (FHLB advances, Federal advances and Federal fund line borrowings). Wholesale funding at December 31, 2014 represents approximately 21.5 % of total funding compared to 16.2% at December 31, 2013 and 12.1% at December 31, 2012. Wholesale funding is subject to certain practical limits such as the FHLB’s Maximum Borrowing Capacity and the Corporation’s liquidity targets. Additionally, regulators might consider wholesale funding beyond certain points to be imprudent and might suggest that future asset growth be reduced or halted.

In the absence of wholesale funding sources, we might need to reduce earning asset growth through the reduction of current production, sale of assets, and/or the participating out of future and current loans or leases. This in turn might reduce our future net income.

The amount loaned to us is generally dependent on the value of the collateral pledged and our financial condition. These lenders could reduce the percentages loaned against various collateral categories, eliminate certain types of collateral and otherwise modify or even terminate their loan programs, particularly to the extent they are required to do so because of capital adequacy or other balance sheet concerns, or if disruptions in the capital markets occur. Any change or termination of our borrowings from the FHLB, the Federal Reserve or correspondent banks may have an adverse affect on our liquidity and profitability.

The capital and credit markets are volatile and could cause the price of our stock to fluctuate.

The capital and credit markets periodically experience volatility. In some cases, the markets may produce downward pressure on stock prices and credit availability for certain issuers seemingly without regard to those issuers’ underlying financial strength. Market volatility may result in a material adverse effect on our business, financial condition and results of operations and/or our ability to access capital. Several factors could cause the market price for our Common Stock to fluctuate substantially in the future, including without limitation:

•	announcements of developments related to our business;

•	fluctuations in our results of operations;

•	sales of substantial amounts of our securities into the marketplace;

•	general conditions in our markets or the worldwide economy;

•	a shortfall in revenues or earnings compared to securities analysts’ expectations;

•	changes in analysts’ recommendations or projections;

•	our announcement of new acquisitions or other projects; and

•	regulatory changes we are required to comply with.

A return to recessionary conditions or status quo in the current economic environment could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Falling home prices and sharply reduced sales volumes, along with the collapse of the United States’ subprime mortgage industry in 2008 that followed a national home price peak in mid-2006, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Concerns over the United States’ credit rating (which was last downgraded by Standard & Poor’s in August 2011), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy. Additionally, Congress and the President still need to resolve long-term issues with respect to the U.S. government’s debt ceiling and other budgetary and spending matters. Uncertainty as to whether these issues can be resolved or how effective a resolution might be increases the risk of slower economic growth. The nature and ultimate resolution of these issues, or a failure to achieve a timely and effective resolution, may further adversely affect the U.S. economy through possible consequences including further downgrades in the ratings for U.S. Treasury securities, government shutdowns, or substantial spending cuts resulting from sequestration. A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued high unemployment levels may result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Previously enacted and potential future legislation, including legislation to reform the U.S. financial regulatory system, could adversely affect our business.

Market conditions have resulted in creation of various programs by the United States Congress, the Treasury, the Federal Reserve and the FDIC that were designed to enhance market liquidity and bank capital. As these programs expire, are withdrawn or reduced, the impact on the financial markets, banks in general and their customers is unknown. This could have the effect of, among other things, reducing liquidity, raising interest rates, reducing fee revenue, limiting the ability to raise capital, all of which could have an adverse impact on our financial condition.

Additionally, the federal government has passed a variety of other reforms related to banking and the financial industry including, without limitation, the Dodd-Frank Act. The Dodd-Frank Act imposes significant regulatory and compliance changes. Effects of the Dodd-Frank Act on our business include:

•	changes to regulatory capital requirements;

•	exclusion of hybrid securities, including trust preferred securities, issued on or after May 19, 2010 from Tier 1 capital;

•	creation of new government regulatory agencies (such as the Financial Stability Oversight Council, which will oversee systemic risk, and the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

•	potential limitations on federal preemption;

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees we earn;

•	changes in retail banking regulations, including potential limitations on certain fees we may charge; and

•	changes in regulation of consumer mortgage loan origination and risk retention.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds, commonly referred to as the Volker Rule. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been proposed by the applicable federal agencies. The provisions of the Dodd-Frank Act may have unintended effects, which will not be clear until implementation. The changes resulting from the Dodd-Frank Act could limit our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise materially and adversely affect us. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements could also materially and adversely affect us.

The Consumer Financial Protection Bureau (“CFPB”) may reshape the consumer financial laws through rulemaking and enforcement of unfair, deceptive or abusive practices, which may directly impact the business operations of depository institutions offering consumer financial products or services including the Bank.

The CFPB has broad rulemaking authority to administer and carry out the purposes and objectives of the “Federal consumer financial laws, and to prevent evasions thereof,” with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service (“UDAP authority”). The potential reach of the CFPB’s broad new rulemaking powers and UDAP authority on the operations of financial institutions offering consumer financial products or services including the Bank is currently unknown.

Potential losses incurred in connection with possible repurchases and indemnification payments related to mortgages that we have sold into the secondary market may require us to increase our financial statement reserves in the future.

We engage in the origination and sale of residential mortgages into the secondary market. In connection with such sales, we make certain representations and warranties, which, if breached, may require us to repurchase such loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. These representations and warranties vary based on the nature of the transaction and the purchaser’s or insurer’s requirements but generally pertain to the ownership of the mortgage loan, the real property securing the loan and compliance with applicable laws and applicable lender and government-sponsored entity underwriting guidelines in connection with the origination of the loan. While we believe our mortgage lending practices and standards to be adequate, we have settled a small number of claims we consider to be immaterial; however we may receive requests in the future, which could be material in volume. If that were to happen, we could incur losses in connection with loan repurchases and indemnification claims, and any such losses might exceed our financial statement reserves, requiring us to increase such reserves. In that event, any losses we might have to recognize and any increases we might have to make to our reserves could have a material adverse effect on our business, financial position, results of operations or cash flows.

Accounting standards periodically change and the application of our accounting policies and methods may require us to make estimates about matters that are uncertain.

The regulatory bodies that establish accounting standards, including, among others, the Financial Accounting Standards Board and the SEC, periodically revise or issue new financial accounting and reporting standards that govern the preparation of our consolidated financial statements. The effect of such revised or new standards on our financial statements can be difficult to predict and can materially impact how we record and report our financial condition and results of operations.

In addition, we must exercise judgment in appropriately applying many of our accounting policies and methods so they comply with generally accepted accounting principles. In some cases, we may have to select a particular accounting policy or method from two or more alternatives. In some cases, the accounting policy or method chosen might be reasonable under the circumstances and yet might result in our reporting materially different amounts than would have been reported if we had selected a different policy or method. Accounting policies are critical to fairly presenting our financial condition and results of operations and may require us to make difficult, subjective or complex judgments about matters that are uncertain.

Rapidly changing interest rate environment could reduce our net interest margin, net interest income, fee income and net income.

Interest and fees on loans and securities, net of interest paid on deposits and borrowings, are a significant part of our net income. Interest rates are key drivers of our net interest margin and subject to many factors beyond our control. As interest rates change, net interest income is affected. Rapidly changing interest rates in the future could result in interest expense increasing faster than interest income because of divergence in financial instrument maturities and/or competitive pressures. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth. Decreases or increases in interest rates could have a negative effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore decrease net interest income. Also, changes in interest rates might also impact the values of equity and debt securities under management and administration by the Wealth Management Division which may have a negative impact on fee income.

Provision for loan and lease losses and level of non-performing loans may need to be modified in connection with internal or external changes.

All borrowers carry the potential to default and our remedies to recover may not fully satisfy money previously loaned. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which represents our best estimate of probable credit losses that have been incurred within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance for loan losses reflects our continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge-offs, based on judgments different than ours. An increase in the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations.

The design of the allowance for loan loss methodology is a dynamic process that must be responsive to changes in environmental factors. Accordingly, at times the allowance methodology may be modified in order to incorporate changes in various factors including, but not limited to, levels and trends of delinquencies and charge-offs, trends in volume and types of loans, national and economic trends and industry conditions.

Our controls and procedures may fail or be circumvented.

We diligently review and update our internal controls over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. Any failure or undetected circumvention of these controls could have a material adverse impact on our financial condition and results of operations.

Decreased residential mortgage origination, volume and pricing decisions of competitors could affect our net income.

We originate, sell and service residential mortgage loans. Changes in interest rates and pricing decisions by our loan competitors affect demand for our residential mortgage loan products, the revenue realized on the sale of loans and revenues received from servicing such loans for others, ultimately reducing our net income. New regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we utilize to sell mortgage loans may be introduced and may increase costs and make it more difficult to operate a residential mortgage origination business.

Our performance and financial condition may be adversely affected by regional economic conditions and real estate values.

The Bank’s loan and deposit activities are largely based in eastern Pennsylvania. As a result, our consolidated financial performance depends largely upon economic conditions in this eastern Pennsylvania region. This region experienced deteriorating local economic conditions during 2008 through 2011, and a continued downturn in the regional real estate market could harm our financial condition and results of operations because of the geographic concentration of loans within this regional area and because a large percentage of our loans are secured by real property. If there is further decline in real estate values, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and the Bank will be more likely to suffer losses on defaulted loans.

Additionally, a significant portion of our loan portfolio is invested in commercial real estate loans. Often in a commercial real estate transaction, repayment of the loan is dependent on rental income. Economic conditions may affect the tenant’s ability to make rental payments on a timely basis, and may cause some tenants not to renew their leases, each of which may impact the debtor’s ability to make loan payments. Further, if expenses associated with commercial properties increase dramatically, the tenant’s ability to repay, and therefore the debtor’s ability to make timely loan payments, could be adversely affected.

All of these factors could increase the amount of our non-performing loans, increase its provision for loan and lease losses and reduce our net income.

Economic troubles may negatively affect our leasing business.

Our leasing business which began operations in September 2006, consists of nation-wide leasing various types of equipment to businesses with an average original equipment cost of approximately $22 thousand per lease. Continued economic sluggishness may result in higher credit losses than we would experience in our traditional lending business, as well as potential increases in state regulatory burdens such as state income taxes, personal property taxes and sales and use taxes.

A general economic slowdown could impact Wealth Management Division revenues.

A general economic slowdown could decrease the value of Wealth Management Division assets under management and administration resulting in lower fee income, and clients potentially seeking alternative investment opportunities with other providers, which resulting in lower fee income for us.

Our ability to realize our deferred tax asset may be reduced, which may adversely impact results of operations.

Realization of a deferred tax asset requires us to exercise significant judgment and is inherently uncertain because it requires the prediction of future occurrences. The deferred tax asset may be reduced in the future if estimates of future income or our tax planning strategies do not support the amount of the deferred tax asset. If it is determined that a valuation allowance of its deferred tax asset is necessary, we may incur a charge to earnings.

Environmental risk associated with our lending activities could affect our results of operations and financial condition.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If we were to become subject to significant environmental liabilities, it could have a material adverse effect on our results of operations and financial condition.

Technological systems failures, interruptions and security breaches could negatively impact our operations.

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger, our deposits, and our loans. While we have established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of our security systems could deter customers from using our web site and our online banking service, which involve the transmission of confidential information. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource certain of our data processing to third-party providers. If our third-party providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on our ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so on our part could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. Should our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, results of operations and financial condition.

Potential acquisitions may disrupt our business and dilute shareholder value.

We regularly evaluate opportunities to strengthen our current market position by acquiring and investing in banks and in other complementary businesses, or opening new branches. As a result, we may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short and long-term liquidity. Our acquisition activities could be material to us. For example, we could issue additional shares of Common Stock in a purchase transaction, which could dilute current shareholders’ ownership interest. These activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Any potential charges for impairment related to goodwill would not directly impact cash flow or tangible capital.

Our acquisition activities could involve a number of additional risks, including the risks of:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the acquired operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received; and

•	risk of significant problems relating to the conversion of the financial and customer data of the entity being acquired into the Corporation’s financial and customer product systems.

There is no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions. Our inability to overcome these risks could have an adverse effect on our levels of reported net income, ROE and ROA, and our ability to achieve our business strategy and maintain our market value.

Attractive acquisition opportunities may not be available to us in the future which could limit the growth of our business.

We may not be able to sustain a positive rate of growth or be able to expand our business. We expect that other banking and financial service companies, many of which have significantly greater resources than us, will compete with us in acquiring other financial institutions if we pursue such acquisitions. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals for a transaction, we will not be able to consummate such transaction which we believe to be in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Other factors, such as economic conditions and legislative considerations, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

The financial services industry is very competitive, and such competition could affect our operating results.

We face competition in attracting and retaining deposits, making loans, and providing other financial services such as trust and investment management services throughout our market area. Our competitors include other community banks, larger banking institutions, trust companies and a wide range of other financial institutions such as credit unions, registered investment advisors, financial planning firms, leasing companies, government-sponsored enterprises, on-line banking enterprises, mutual fund companies, insurance companies and other non-bank businesses. Many of these competitors have substantially greater resources than us. This is especially evident in regards to advertising and public relations spending. If we are unable to compete effectively, we may lose market share and income from deposits, loans, and other products may be reduced.

Additionally, increased competition among financial services companies due to consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies may adversely affect our ability to market our products and services.

Our Common Stock is subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on our Common Stock; and we are not limited on the amount of indebtedness we and our subsidiaries may incur in the future.

Our Common Stock ranks junior to all indebtedness with respect to assets available to satisfy claims on us, including in connection with our liquidation. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of our Common Stock, dividends are payable only when, as and if authorized and declared by our board of directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our board of directors deems relevant. Under Pennsylvania law we are subject to restrictions on payments of dividends out of lawfully available funds. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

In addition, we are not limited by our Common Stock in the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to our Common Stock or to which our Common Stock will be structurally subordinated.

There may be future sales of additional Common Stock or other dilution of our equity, which may adversely affect the market price of our Common Stock.

We are not restricted from issuing additional Common Stock or other securities. Additionally, our shareholders may in the future approve the authorization of additional classes or series of stock which may have distribution or other rights senior to the rights of our Common Stock, or may be convertible into or exchangeable for, or may represent the right to receive, Common Stock or substantially similar securities. The future issuance of shares of our Common Stock or any other such future equity classes or series could have a dilutive effect on the holders of our Common Stock. Additionally, the market value of our Common Stock could decline as a result of sales by us of a large number of shares of Common Stock or any future class or series of stock in the market or the perception that such sales could occur.

Downgrades in U.S. government and federal agency securities could adversely affect us.

In addition to causing economic and financial market disruptions, any downgrades in U.S. government and federal agency securities, or failures to raise the U.S. debt limit if necessary in the future, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms, as well as have other material adverse effects on the operation of our business and our financial results and condition. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect profitability. Also, the adverse consequences as a result of the downgrade could extend to the borrowers of the loans the bank makes and, as a result, could adversely affect its borrowers’ ability to repay their loans.

Additional risk factors also include the following all of which may reduce revenues and/or increase expenses and/or divert our attention away from core banking operations which may ultimately reduce our net income:

•	inability to hire or retain key professionals, management and staff;

•	changes in securities analysts’ estimates of financial performance;

•	volatility of stock market prices and volumes;

•	rumors or erroneous information;

•	changes in market values of similar companies;

•	new developments in the banking industry;

•	variations in quarterly or annual operating results;

•	new litigation or changes in existing litigation;

•	regulatory actions;

•	restructuring of government-sponsored enterprises such as Fannie Mae and Freddie Mac; and

•	changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a post-effective amendment to a registration statement that we filed with the SEC under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”). This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. Our SEC filings are also available on our website, http://www.bmtc.com. The information on our internet site is not a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. These documents may include periodic reports, such as our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as definitive Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Therefore, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC, except to the extent that any information in such filings is deemed “furnished” in accordance with SEC rules.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 12, 2015;

•	our Current Reports on Form 8-K filed with the SEC on each of January 5, 2015 and February 26, 2015 (in each case, except to the extent any portion of any such Current Report on Form 8-K is furnished but not filed);

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2014; and

•	the description of our Common Stock contained in the Form 8-A Registration Statement filed with the SEC on December 18, 1986 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended from time to time, including any amendment or report filed with the SEC for the purpose of updating such description.

We are also incorporating by reference all other documents that we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act after the date of the post-effective amendment to the registration statement of which this prospectus is a part but prior to the effectiveness of the registration statement and between the date of this prospectus and the termination of the offering, except that unless otherwise expressly incorporated herein, any Current Report on Form 8-K or any portion of any Current Report on Form 8-K that is furnished but not filed shall not be incorporated by reference herein.

You may obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a document unless that exhibit is specifically incorporated by reference into that document) from the SEC through the SEC’s Internet site at http://www.sec.gov. You also may obtain these documents from us without charge by visiting our web site at http://www.bmtc.com or by requesting them in writing or by telephone from us at the following address:

Bryn Mawr Bank Corporation

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

Attention: Corporate Secretary

(610) 581-4873

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to purchase or sell, or solicitations of offers to purchase or sell, the securities offered hereby is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this report and the documents incorporated by reference herein may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, and may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include statements with respect to our financial goals, business plans, business prospects, credit quality, credit risk, reserve adequacy, liquidity, origination and sale of residential mortgage loans, mortgage servicing rights, the effect of changes in accounting standards, and market and pricing trends. The words “may”, “would”, “could”, “will”, “likely”, “expect,” “anticipate,” “intend”, “estimate”, “plan”, “forecast”, “project” and “believe” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated by the forward-looking statements due to a variety of factors, including without limitation:

•	local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact;

•	our need for capital;

•	lower demand for our products and services and lower revenues and earnings could result from an economic recession;

•	lower earnings could result from other-than-temporary impairment charges related to our investment securities portfolios or other assets;

•	changes in monetary or fiscal policy, or existing statutes, regulatory guidance, legislation or judicial decisions that adversely affect our business, including changes in federal income tax or other tax regulations;

•	changes in the level of non-performing assets and charge-offs;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	other changes in accounting requirements or interpretations;

•	the accuracy of assumptions underlying the establishment of provisions for loan and lease losses and estimates in the value of collateral, and various financial assets and liabilities;

•	inflation, securities market and monetary fluctuations;

•	changes in the securities markets with respect to the market values of financial assets and the stability of particular securities markets;

•	changes in interest rates, spreads on interest-earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity and financial resources in the amounts, at the times and on the terms required to support our future business;

•	legislation or other governmental action affecting the financial services industry as a whole, us or our subsidiaries individually or collectively, including changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we must comply;

•	results of examinations by the Federal Reserve Board, including the possibility that such regulator may, among other things, require us to increase our allowance for loan losses or to write down assets;

•	our Common Stock outstanding and Common Stock price volatility;

•	fair value of and number of stock-based compensation awards to be issued in future periods;

•	with respect to our recent acquisition of CBH, our business and the business of CBH will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	revenues following the completion of our acquisition of CBH may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following our acquisition of CBH, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	material differences in the actual financial results of the Corporation’s merger and acquisition activities compared with expectations, such as with respect to the full realization of anticipated cost savings and revenue enhancements within the expected time frame, including as to the Corporation’s acquisition of CBH; and

•	our success in continuing to generate new business in our existing markets, as well as their success in identifying and penetrating targeted markets and generating a profit in those markets in a reasonable time;

•	our ability to continue to generate investment results for customers and the ability to continue to develop investment products in a manner that meets customers’ needs;

•	changes in consumer and business spending, borrowing and savings habits and demand for financial services in the relevant market areas;

•	rapid technological developments and changes;

•	the effects of competition from other commercial banks, thrifts, mortgage companies, finance companies, credit unions, securities brokerage firms, insurance companies, money-market and mutual funds and other institutions operating in our market areas and elsewhere including institutions operating locally, regionally, nationally and internationally together with such competitors offering banking products and services by mail, telephone, computer and the internet;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis and the mix of those products and services;

•	containing costs and expenses;

•	protection and validity of intellectual property rights;

•	reliance on large customers;

•	technological, implementation and cost/financial risks in contracts;

•	the outcome of pending and future litigation and governmental proceedings;

•	any extraordinary events (such as natural disasters, acts of terrorism, wars or political conflicts);

•	ability to retain key employees and members of senior management;

•	the ability of key third-party providers to perform their obligations to us and our subsidiaries; and

•	Our success in managing the risks involved in the foregoing.

Additional factors that could cause our results to differ materially from those described in the forward-looking statements can be found in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “Where You Can Find More Information” for a description of where you can find this information. Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur and you should not put undue reliance on any forward-looking statements.

BRYN MAWR BANK CORPORATION

Bryn Mawr Bank Corporation is a Pennsylvania corporation incorporated in 1986 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. We are engaged in the business of commercial and retail banking through our wholly owned subsidiary, The Bryn Mawr Trust Company (“BMT”), which is a Pennsylvania-chartered bank. BMT provides basic banking services, including the acceptance of demand, time and savings deposits and the origination of commercial, real estate and consumer loans and other extensions of credit, as well as a full range of wealth management services, including trust administration and other related fiduciary services, custody services, investment management and advisory services, employee benefit account and IRA administration, estate settlement, tax services, financial planning and brokerage services.

Our Common Stock is traded on the NASDAQ Stock Market under the symbol “BMTC.” Our principal executive offices are located at 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, our general telephone number is (610) 525-1700, and our Internet website address is http://www.bmtc.com. Unless expressly stated to the contrary herein, our website and information contained in or linked to our website are not incorporated into, and are not a part of, this prospectus.

On January 1, 2015, we completed our acquisition of Continental Bank Holdings, Inc. (“CBH”) through the merger of CBH with and into Bryn Mawr Bank Corporation and the merger of Continental Bank with and into BMT. The aggregate share consideration to paid to CBH shareholders consisted of approximately 3,878,304 shares of our Common Stock, with shareholders of CBH entitled to receive 0.45 shares of our Common Stock for each share of CBH Common Stock they owned as of the effective date of the merger.

USE OF PROCEEDS

We will receive the exercise price of the assumed stock options if and when such options are exercised. We currently intend to use the net proceeds from any exercises of these options for working capital and general corporate purposes, which may include, but not be limited to, investments in the Bank and our other subsidiaries for regulatory capital purposes.

DESCRIPTION OF THE AMENDED AND RESTATED 2005 STOCK INCENTIVE PLAN

The following summarizes the material terms of the Plan. This summary does not purport to describe all the terms of the Plan, and such description is subject to, and qualified by reference to a copy of the Plan, which is incorporated by reference into the exhibits filed with this Post-Effective Amendment.

Effect of Merger on Options Under the Plan

Under the terms of the merger agreement, upon completion of the merger, outstanding and unexercised options to acquire CBH common stock became fully-vested and were converted into options to acquire shares of our Common Stock. The number of shares issuable upon exercise of the options was adjusted to reflect the merger exchange ratio generally as follows:

•	the number of shares of our Common Stock subject to the CBH options assumed by us as a result of the merger will equal: (1) the number of shares of CBH common stock subject to the CBH options immediately prior to the completion of the merger, multiplied by (2) the exchange ratio of 0.45, rounded down to the nearest whole share and subject to adjustment as provided for in the merger agreement; and

•	the exercise price per share of the CBH options assumed by us as a result of the merger will equal: (1) the exercise price per share of the CBH option immediately prior to the completion of the merger, divided by (2) the option exchange ratio of 0.45, rounded up to the nearest whole cent and subject to adjustment as provided for in the merger agreement.

Number of Shares; Eligibility

We may issue up to an aggregate of 73,947 shares of our Common Stock upon the exercise of the above-described options (provided, however, that in the event of any change in our Common Stock by reason of a stock split, reverse stock split, subdivision, stock dividend or any other capital adjustment, the number of shares of Common Stock issuable will be adjusted to reflect such change). Such shares may be authorized but unissued shares, shares held in our treasury, or both.

Only former CBH employees and directors holding such options are eligible to be issued shares of our Common Stock pursuant to this prospectus.

Exercise of Options

Pursuant to the terms of the Plan and the merger agreement, the CBH options assumed by us as a result of the merger became fully-vested and exercisable as a result of the completion of the merger. The options may be exercised, in whole or in part, for a 10 year period from the initial grant date of the relevant option.

Payment in full for shares of Common Stock acquired upon the exercise of the options may be made either in cash, by certified or cashier’s check, by delivering shares of Common Stock (including shares acquired pursuant to the exercise of an option more than six months previously) with a fair market value equal to the total option exercise price, by withholding some of the shares of common stock which are being purchased upon exercise of an option, by delivery of an exercise notice along with irrevocable broker instructions to sell shares of Common Stock and the delivery of proceeds of such sale to us of an amount equal to the total option exercise price, or any combination of the foregoing.

The options may not be transferred or assigned except by will or the laws of descent and distribution, and during the option holder’s lifetime may be exercised only by such option holder or his or her guardian or legal representative. No holder of options shall have any voting or other rights as a shareholder with respect to any shares of our Common Stock underlying any unexercised option unless and until such option has been properly exercised and shares of Common Stock have been issued.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following provides a summary of material U.S. Federal income tax considerations with respect to the options we have assumed upon completion of our acquisition of CBH and of acquiring and holding our Common Stock upon exercise of the options. The summary does not contain a complete analysis of all the potential tax consequences of these options and ownership of our Common Stock, including employment tax and state, local or foreign income tax consequences. You are urged to consult your tax advisor regarding these and other possible tax consequences that may be relevant to your own particular situation.

Non-Qualified Stock Options. Certain of the options that we have assumed upon completion of our acquisition of CBH are non-qualified stock options. An option holder that holds non-qualified options (or exercising an incentive or qualified option in a disqualifying manner) will recognize taxable ordinary income at the time of exercise of the option in an amount equal to the excess of the fair market value of the shares acquired at the time of exercise over the option price, and we will ordinarily be entitled to a deduction for such amount. Gains recognized on the exercise of non-qualified options by employees will be subject to income and employment tax withholding. The holder of shares acquired upon exercise of a non-qualified option will, upon a subsequent disposition of such shares, generally recognize a short-term or long-term capital gain or loss, depending upon the holding period of the shares, equal to the difference between the amount realized on the sale and the basis in such shares (the sum of the option price and the amount taxed as ordinary income at the time of exercise).

Incentive Stock Options. Certain of the options outstanding under the Plan that we have assumed upon completion of our acquisition of CBH are incentive stock options. Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and non-qualified stock options is substantially different. If you do not dispose of the shares acquired upon exercise of an option that is an incentive stock option within two years after the option was granted, or within one year after the option was exercised, you will not recognize income at the time such option is exercised, and no federal income tax deduction will be available to us at any time as a result of the grant or exercise. If you sell or otherwise dispose of common stock acquired pursuant to an incentive stock option before the holding periods described above expire, then the excess of the fair market value (but not in excess of the sales proceeds) of such stock on the option exercise date over the option exercise price will be treated as compensation income to you in the year in which such disposition occurs. If such common stock complies with applicable withholding requirements, we will be entitled to a commensurate income tax deduction. If you meet the above holding periods, then any difference between the sales proceeds and the exercise price of the stock will be treated as capital gain or loss and taxed at a rate that depends on the holding period of the shares. Shares held for more than 12 months are generally taxable at long-term capital gains rates. If you sell or otherwise dispose of shares prior to the expiration of the above holding periods (a “disqualifying disposition”), then a portion of any gain recognized by you which would otherwise be characterized as capital gain would instead be taxable as ordinary compensation income. The amount of the gain characterized as ordinary income would not exceed an amount equal to the excess of (1) the fair market value of the shares as of the date the option was exercised over (2) the amount paid for the shares. However, the excess of the fair market value of the stock subject to an incentive stock option on the date such option is exercised over the exercise price of the option will be treated as an item of tax preference in the year of exercise for purposes of the alternative minimum tax.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our Common Stock. This summary does not purport to describe all the terms of the Common Stock, and such description is subject to, and qualified by reference to our amended and restated articles of incorporation, our amended and restated bylaws, and the description of our Common Stock set forth in our Form 8-A Registration Statement filed with the SEC on December 18, 1986 pursuant to Section 12 of the Exchange Act from time to time, including any amendment or report filed with the SEC for the purpose of updating such description, all of which have been filed with the SEC, and by applicable law.

Authorized Common Stock

As of March 5, 2015, our authorized Common Stock, $1.00 stated value per share, was 100,000,000 shares, of which 17,707,987 shares were issued and outstanding. Shares of our Common Stock to be issued upon exercise of assumed stock options under the Plan, when issued in accordance with the terms of the Plan and the applicable stock option agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

General

Holders of our Common Stock are entitled to:

•	one vote for each share of Common Stock held;

•	receive dividends if and when declared by our board of directors from our unreserved and unrestricted earned surplus or our unreserved and unrestricted net earnings for the current fiscal year; and

•	share ratably in our net assets legally available to shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors and preferred shareholders, if any, or provision for such payment.

Our Common Stock is neither redeemable nor convertible into another security of ours. Because Bryn Mawr Bank Corporation is a holding company, our rights and the rights of our creditors and shareholders to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor having recognized claims against the subsidiary.

Holders of our Common Stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Outstanding shares of our Common Stock are fully paid and nonassessable.

Our Common Stock is listed on the NASDAQ Stock Market under the symbol “BMTC.” The transfer agent for our Common Stock is ComputerShare, Inc., 259 Royall Street, Canton, MA 02021.

Our board of directors consists of ten (10) directors divided into four classes. The directors in the divided classes each serve staggered four-year terms unless selected to fill a vacancy (in which case, such director serves for a term expiring with the next annual meeting of shareholders), and until their successors are elected and take office.

Anti-Takeover Provisions and Other Shareholder Protections

Pennsylvania Law Considerations. The Pennsylvania Business Corporation Law of 1988 (Act of December 21, 1988, P.L. 1444) (“PBCL”) contains certain provisions applicable to us that may have the effect of deterring or discouraging an attempt to take control of us. These provisions, among other things:

•	require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the PBCL);

•	prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the PBCL);

•	expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

•	eliminates the preemptive right to subscribe to purchase, on a pro rata basis, additional shares of stock issued or sold by the corporation, unless provided for in the corporation’s articles of incorporation;

•	provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

•	provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•	provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•	provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The PBCL explicitly provides that the fiduciary duty of directors does not require them to:

•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•	render inapplicable, or make determinations under, provisions of the PBCL relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•	act as the board of directors, a committee of the board or an individual director, solely because of the effect such action might have on an acquisition or potential acquisition of control of BMBC or the consideration that might be offered or paid to shareholders in such an acquisition.

PLAN OF DISTRIBUTION

This prospectus covers the shares of our Common Stock issuable upon the exercise of options issued under the Plan that we assumed upon the closing of our acquisition of CBH. The holders of these options are former employees and former directors of CBH. We are offering these shares of our Common Stock directly to these holders according to the terms of the agreements governing their awards. We are not using an underwriter in connection with this offering. These shares, when issued, are expected to be listed for trading on the NASDAQ Stock Market.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Bruce G. Leto, the brother of our President, Chief Executive Officer and Director, Francis J. Leto, is a partner of and on the board of directors of the law firm Stradley Ronon Stevens & Young, LLP. The firm provides legal services to us and our subsidiaries for which the firm received $599,797 in fees during 2014. Bruce Leto’s indirect interest in these fees was $29,187, computed without regard to the amount of profit or loss.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby has been passed upon for us by Stradley Ronon Stevens & Young, LLP.

EXPERTS

The consolidated financial statements of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.